FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of May 2005.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                              No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBIT

Exhibit Number

1. [Consolidated Results of Operations (US GAAP) Fourth Quarter, Fiscal Year ended March 2005]

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

By:	/S/ TETSU OZAKI
Tetsu Ozaki
Senior Managing Director

Date:    May 2, 2005

3

Consolidated Results of Operations

(US GAAP)

Fourth quarter, fiscal year ended March 2005

Nomura Holdings, Inc.

April 2005

Outline of Presentation

■	Financial Summary

■	Review of Businesses

➢	Segment Information

➢	Domestic Retail

➢	Global Wholesale

➢	Asset Management

➢	Non-interest Expenses

■	Appendix

1.	This document is produced by Nomura Holdings, Inc. (“Nomura”). Copyright 2005 Nomura Holdings, Inc. All rights reserved.

2.	Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

3.	No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

4.	The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

5.	This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

6.	The consolidated financial information in this document is unaudited.

Consolidated Financial Summary (1)

(Millions of yen, per share data in yen)

	Quarterly					Full Year
	FY2005.3 4Q	FY2004.3 4Q	FY2005.3 3Q	Y-o-Y	Q-o-Q	FY2005.3	FY2004.3	Y-o-Y
Net revenue	234,533	238,098	193,888	-1%	21%	799,190	803,103	0%
Non-interest expenses	167,563	144,604	144,696	16%	16%	594,355	520,427	14%
Income before income taxes	66,970	93,494	49,192	-28%	36%	204,835	282,676	-28%
Net income	25,543	69,912	25,141	-63%	2%	94,732	172,329	-45%
Net income per share (basic)	13.16	36.01	12.95	-63%	2%	48.80	88.82	-45%

ROE (annualized)	5.5%	15.9%	5.5%			5.2%	10.1%
				(compared to 3/31/04)
Total assets	34,488,853	29,752,966	34,101,407		4,735,887
Total shareholders’ equity	1,868,429	1,785,688	1,852,001		82,741
Shareholders’ equity per share	962.48	919.67	954.01
Leverage (x)	18.5	16.7	18.4

Consolidated Financial Summary (2)

(Millions of yen)

	Quarterly					Full Year
	FY2005.3 4Q	FY2004.3 4Q	FY2005.3 3Q	Y-o-Y	Q-o-Q	FY2005.3	FY2004.3	Y-o-Y
Revenue	328,353	293,156	293,761	12%	12%	1,126,237	1,045,936	8%

Commissions	60,570	62,907	46,275	-4%	31%	221,963	210,216	6%
Fees from investment banking	26,137	28,228	18,412	-7%	42%	92,322	86,994	6%
Asset management and portfolio service fees	21,135	18,644	19,287	13%	10%	78,452	66,193	19%
Net gain on trading	70,337	47,713	54,709	47%	29%	201,686	229,042	-12%
Gain (loss) on private equity investments	11,508	8,645	-2,165	33%	—	7,744	13,138	-41%
Interest and dividends	96,351	85,096	122,035	13%	-21%	401,379	343,260	17%
Gain on investments in equity securities	8,915	21,331	7,752	-58%	15%	15,314	55,888	-73%
Private equity entities product sales	21,585	11,012	20,250	96%	7%	75,061	17,640	326%
Other	11,815	9,580	7,206	23%	64%	32,316	23,565	37%
Interest expense	93,820	55,058	99,873	70%	-6%	327,047	242,833	35%
Net revenue	234,533	238,098	193,888	-1%	21%	799,190	803,103	0%

Non-interest expenses	167,563	144,604	144,696	16%	16%	594,355	520,427	14%

Income before income taxes	66,970	93,494	49,192	-28%	36%	204,835	282,676	-28%

Net income	25,543	69,912	25,141	-63%	2%	94,732	172,329	-45%

Changes in the fair value of derivatives that are economically used to hedge non-trading assets and liabilities, but that do not meet the criteria in SFAS No. 133 to qualify as an accounting hedge, are reported in current period earnings as either net gain on trading, interest revenue, or interest expenses, depending on the nature of the transaction. Effective with the year ended March 31, 2005, changes in the fair value of both the embedded derivative and related economic hedges are netted. Such amounts previously reported have been reclassified to conform to the current year presentation.

Review of Businesses

■	Segment Information (P6)

■	Domestic Retail (P7-8)

■	Global Wholesale (P9-11)

■	Asset Management (P12-13)

■	Non-interest Expenses (P14)

Segment Information

(Billions of yen)

	Quarterly									Full Year
	FY2005.3			FY2005.3		FY2004.3
	4Q	3Q	Q-o-Q	2Q	1Q	4Q	3Q	2Q	1Q	FY2005.3	FY2004.3	Y-o-Y
Domestic Retail
Net revenue	79.6	73.0	9%	64.8	87.0	79.8	75.4	75.6	75.0	304.4	305.8	0%
Non-interest expenses	60.0	55.0	9%	54.9	53.3	59.8	55.3	56.9	54.2	223.2	226.2	-1%
Income before income taxes	19.6	18.0	9%	9.8	33.7	20.0	20.1	18.7	20.8	81.2	79.5	2%

Global Wholesale
Net revenue	99.6	73.4	36%	65.4	87.5	99.3	57.3	115.0	94.2	325.9	365.7	-11%
Non-interest expenses	72.5	56.7	28%	55.4	54.8	58.2	55.2	57.4	56.4	239.5	227.2	5%
Income before income taxes	27.1	16.7	62%	10.0	32.7	41.1	2.1	57.6	37.8	86.4	138.5	-38%

Asset Management
Net revenue	10.5	12.3	-15%	11.0	9.7	9.0	10.6	8.0	8.3	43.5	36.0	21%
Non-interest expenses	9.5	8.9	6%	8.8	8.9	10.2	8.1	10.5	8.2	36.1	37.0	-2%
Income before income taxes	1.0	3.4	-71%	2.2	0.8	-1.2	2.6	-2.5	0.1	7.4	-1.0	—

Total income before income taxes of 3 business segments	47.7	38.1	25%	22.0	67.1	59.9	24.7	73.7	58.7	175.0	217.0	-19%

Domestic Retail (1) Revenue

4Q Points

Revenue up 9% due to increased retail stock brokerage commissions and robust distribution of investment trusts offering frequent dividend payments

■	Commissions: 45.6 billion yen (up 22.2%)

✓	Retail Stock Brokerage Commissions: 27.3 billion yen (up 41.5%)

➢	Individual Equity Agency Transaction Value (monthly average)* 14.4 trillion yen (up 44.5%)

➢	Equity Holding Accounts: 1.668 million (as of 03/31/05, up 9,000 from 12/31/04)

✓	Commissions for Investment Trusts Distribution and Redemption:** 13.7 billion yen (up 9.7%)

➢	Stock Investment Trusts Commissions: 10 billion yen (up 10.2%)

➢	Foreign Investment Trusts Commissions: 2.6 billion yen (up 19.8%)

✓	Insurance:

➢	Outstanding Value of Variable Annuity Insurance Policies: 446.4 billion yen (up 10.0%) (as of 03/31/05)

■	Fees From Investment Banking: 5.7 billion yen (down 2%)

✓	Distribution of JGBs for Individual Investors

10th Issue: 397.2 billion yen

                (Issue Amount: 2,337 billion yen, Nomura’s share: 17%, ranked No. 1)

■	Sales Credit: 20.2 billion yen (down 6.1%)

■	Investment Trust Administration Fees and Other: 6.8 billion yen (up 5.3%)

(Note) All percentage comparisons refer to Q-o-Q comparisons unless otherwise noted

*	Data from the 3 major exchanges (Tokyo, Osaka, Nagoya)

**	Nomura Securities

Net Revenue and Income before Income Taxes

Domestic Retail (2) Client Assets

4Q Points

Retail client assets grew by 1.3 trillion yen on firm sales of JGBs for individual investors and robust distribution of investment trusts

*	Domestic Retail client assets, excluding financial institutions
**	Includes CBs, warrants
***	Includes variable annuity insurance

Net asset inflow: Gap between inflow and outflow of assets

Global Wholesale (1) Global Markets

4Q Points

Revenue up 23% due mainly to revenue generated from securitization deals outside Japan

■	Equity Market

✓	Equity Agency Transaction Value* (monthly average): 57 trillion yen (up 25.8% Q-o-Q)

■	Consolidated Net Gain on Trading & Net Interest Revenue

■	Large International Bond Underwritings

✓	Kingdom of Belgium: EUR 5 billion (joint lead)

✓	Italian Republic: USD 4 billion (joint lead)

■	Foreign Currency Bond Offerings to Retail Investors

✓	KfW (exchangeable bond issue): EUR 1.1 billion

✓	IBRD: AUD 461 million

■	Asset Finance

✓	Financial advisor for private finance initiative project to be carried out by Japan’s House of Representatives to build living quarters

*	Total transaction value of listed domestic shares by trading participants with over 3 billion yen in capital (Source: Tokyo Stock Exchange)

Net Revenue and Income before Income Taxes**

**	Data through FY04.3 4Q represent Fixed Income and Equity totals.

Global Wholesale (2) Investment Banking

4Q Points

Revenue declined 4% due to a drop in equity-related underwriting as bookrunner

■	Equity and Equity-related Underwriting (IPO, PO, CB)

✓ Value*	Total:	US$ 11.99 billion (up 6.2% Q-o-Q)
	Nomura:	US$ 2.40 billion (down 4.2% Q-o-Q)
*Thomson Financial (January - March 2005)

✓	Major Deals

IPO:	Crescendo Investment Corp.	15 billion yen
(J-REIT)
PO:	Shinsei Bank	282 billion yen
	Sapporo Hokuyo Holdings	22.4 billion yen
CB:	Kawasaki Kisen Kaisha	30 billion yen
(euroyen CB)

✓	Ranking

        First in FY04 Equity and Equity-related Bookrunner League Table**

**Thomson Financial

■	Capital Solutions Business

✓	Multiple Private Offerings (MPOs)

       9 MPOs in 4Q: 24.9 billion yen

       (Total between Jan ’04 and Mar ‘05 including HPOs: 36 deals; 373.8 billion yen)

■	M&A Advisory Business

✓	Major Deals

       - Management integration of MTFG and UFJ Group

       - Joint share transfer between Sankyo and Daiichi Pharmaceutical

✓	Ranking

      FY04 M&A league table leader in terms of deals announced**

✓	Formed alliance with Rothschild to pursue opportunities in the field of cross border M&A between Japan and Europe

Net Revenue and Income before Income Taxes

Global Wholesale (3) Merchant Banking

4Q Points

Revenue moved into the black as a result of an increase in the fair value of Terra Firma investee companies

■	New Deals

✓	Millennium Retailing

30 billion yen second round purchase of newly-issued shares by exercising stock purchase rights (total investment to date 50 billion yen; 65.54% of voting rights (excluding potential common shares))

✓	Huis Ten Bosch

Acquired 1.5 billion yen of newly-issued common stock (total investment to date 9.5 billion yen; 99.99% of voting rights)

✓	YMC Co., Ltd.

Acquired shares (55.8% of voting rights (excluding potential common shares))

✓	Misawa Homes Holdings

Signed capital alliance agreement together with Toyota Motor Corp. and Aioi Insurance Co. to acquire joint total of 25.8 billion yen of newly-issued shares (Fund set up by Nomura Principal Finance to acquire 11.2 billion yen of new shares)

■	Exit Transactions

✓	Assisted Living Facility Fund

Bulk transfer of silent partnership equity position

■	Merchant Banking Business Exposure

Net Revenue and Income before Income Taxes

Asset Management (1) Revenue

4Q Points

Despite strong subscriptions, previous quarter seasonal factors gave way, pushing revenue down 15%

■	New Funds

✓	Attractive Dividend Blue Chip Fund 3 initial sales: 50.5 billion yen (Unit investment trust)

✓	Nomura US Loan Income Fund initial sales: 28 billion yen (57billion yen as of March 31, 2005)

■	Fund of Funds

✓	Fund of Funds Net Assets

-03/31/05 Assets under management = 419 billion yen (up 17% from 12/31/04)

■	Increased Assets of Funds for Bank Customers

✓	89.2 billion yen as of 03/31/05 (up 103% from 12/31/04)

■	NCRAM Assets Under Management

✓	US$10.7 billion as of 03/31/05 (up 8% from 12/31/04)

■	Asset Management Fee (Consolidated)

Net Revenue and Income before Income Taxes

Asset Management (2) Assets Under Management

4Q Points

Investment advisory assets showing firm growth on increase from foreign clients

Assets under Management

Nomura Asset Management

Public Investment Trusts & Nomura Asset Management Market Share

Source: The Investment Trusts Association, Japan

Non-Interest Expenses

*	All non-interest expense figures shown on this slide exclude the effects of the consolidation/deconsolidation of certain private equity investee companies. See slides 22, 23 for more details.

4Q Points

Non-interest expenses increased 19% to 146.8 billion yen

■	Compensation and Benefits: 73.9 billion yen (up 15%Q-o-Q)

■	Information Processing and Communications: 21.4 billion yen (up 6% Q-o-Q)

■	Business Development Expenses: 7.5 billion yen (up 22% Q-o-Q)

■	Other Expenses: 24.4 billion yen (up 45% Q-o-Q)

Fixed Cost Coverage Ratio:        FY05.3 4Q: 33%

(Asset management-related fees of 22.5 billion yen divided by fixed-type expenses of 67.9 billion yen)

Asset management-related fees:

Asset management fees, custodial services fees, fees from coupon payments

Fixed-type expenses:

Fixed salaries, guaranteed bonuses, depreciation, real estate-related expenses and others

Appendix

•	Revenue and Income by Business Segment (P16)

•	Global Wholesale (Revenue and Income by Business Line) (P17-18)

•	Domestic Retail Related Data (P19)

•	Major Differences (Segment / Income Statement) (P20)

•	Consolidated Financial Summary (Excluding the Effect of Consolidation/Deconsolidation of Certain Private Equity Investee Companies) (P21)

•	Additional Information on Adjustments for Certain Private Equity Investee Companies (1) (P22)

•	Additional Information on Adjustments for Certain Private Equity Investee Companies (2) (P23)

•	Additional Information on Adjustments for Certain Private Equity Investee Companies (3) (P24)

•	Revenue (P25-28)

•	Client Assets (P29)

•	Number of Accounts (P30)

•	Secondary Market Share Data (P31)

•	Primary Market Share Data (P32)

•	Lead Manager League Table (P33)

•	Assets Under Management (Nomura Asset Management / NCRAM) (P34)

•	VaR (P35)

•	Number of Employees (P36)

Revenue and Income by Business Segment (Quarterly Base)

Unit: millions of yen

Domestic Retail

	FY04.3 1Q	2Q	3Q	4Q	Full Year	FY05.3 1Q	2Q	3Q	4Q	Full Year
Non-interest revenue	74,573	75,214	74,893	79,355	304,035	86,210	64,191	71,986	79,077	301,464
Net-interest revenue	397	378	460	487	1,722	759	571	1,034	539	2,903
Net revenue	74,970	75,592	75,353	79,842	305,757	86,969	64,762	73,020	79,616	304,367
Non-interest expenses	54,201	56,916	55,273	59,823	226,213	53,294	54,920	54,981	60,005	223,200
Income before income taxes	20,769	18,676	20,080	20,019	79,544	33,675	9,842	18,039	19,611	81,167

							Unit: millions of yen
Global Wholesale

	FY04.3 1Q	2Q	3Q	4Q	Full Year	FY05.3 1Q	2Q	3Q	4Q	Full Year
Non-interest revenue	68,977	94,852	51,351	75,665	290,845	74,936	33,674	31,267	124,971	264,848
Net-interest revenue	25,177	20,102	5,987	23,625	74,891	12,566	31,739	42,128	-25,411	61,022
Net revenue	94,154	114,954	57,338	99,290	365,736	87,502	65,413	73,395	99,560	325,870
Non-interest expenses	56,356	57,400	55,247	58,224	227,227	54,847	55,415	56,739	72,501	239,502
Income before income taxes	37,798	57,554	2,091	41,066	138,509	32,655	9,998	16,656	27,059	86,368

							Unit: millions of yen
Asset Management

	FY04.3 1Q	2Q	3Q	4Q	Full Year	FY05.3 1Q	2Q	3Q	4Q	Full Year
Non-interest revenue	7,598	7,633	10,459	8,610	34,300	9,046	10,842	12,034	10,317	42,239
Net-interest revenue	682	389	154	432	1,657	627	152	309	195	1,283
Net revenue	8,280	8,022	10,613	9,042	35,957	9,673	10,994	12,343	10,512	43,522
Non-interest expenses	8,192	10,517	8,058	10,237	37,004	8,894	8,810	8,903	9,479	36,086
Income before income taxes	88	-2,495	2,555	-1,195	-1,047	779	2,184	3,440	1,033	7,436

Global Wholesale

(Revenue and Income by Business Line, Quarterly Base) (1)

Unit: millions of yen

Global Markets*

	FY05.3 1Q	2Q	3Q	4Q	Full Year
Net revenue	71,799	44,886	56,641	69,761	243,087
Fixed Income related	38,535	15,978	27,051	38,262	119,826
Equity related	29,658	22,138	20,520	22,157	94,473
Non-interest expenses	41,175	41,513	43,797	56,416	182,901
Income before income taxes	30,624	3,373	12,844	13,345	60,186

			Unit: millions of yen

Fixed Income
	FY04.3 1Q	2Q	3Q	4Q	Full Year
Net revenue	62,261	48,118	26,319	37,296	173,994
Non-interest expenses	25,093	22,274	20,725	23,718	91,810
Income before income taxes	37,168	25,844	5,594	13,578	82,184

			Unit: millions of yen

Equity
	FY04.3 1Q	2Q	3Q	4Q	Full Year
Net revenue	20,381	38,950	15,328	35,494	110,153
Non-interest expenses	16,470	19,202	18,312	17,510	71,494
Income before income taxes	3,911	19,748	-2,984	17,984	38,659

*	In April 2004, Fixed Income, Equity and certain functions in Investment Banking were consolidated to create Global Markets. Fixed Income related and Equity related, which make up net revenue, differ in composition to Fixed Income and Equity definitions used in the past.

Global Wholesale

(Revenue and Income by Business Line, Quarterly Base) (2)

Unit: millions of yen

Investment Banking

	FY04.3 1Q	2Q	3Q	4Q	Full Year	FY05.3 1Q	2Q	3Q	4Q	Full Year
Net revenue	12,908	20,568	18,013	19,380	70,869	12,945	22,874	20,242	19,384	75,445
Non-interest expenses	12,086	13,458	13,448	14,711	53,703	10,668	11,472	10,734	13,357	46,231
Income before income taxes	822	7,110	4,565	4,669	17,166	2,277	11,402	9,508	6,027	29,214

								Unit: millions of yen
Merchant Banking

	FY04.3 1Q	2Q	3Q	4Q	Full Year	FY05.3 1Q	2Q	3Q	4Q	Full Year
Net revenue	-1,396	7,318	-2,322	7,120	10,720	2,758	-2,347	-3,488	10,415	7,338
Non-interest expenses	2,707	2,466	2,762	2,285	10,220	3,004	2,430	2,208	2,728	10,370
Income before income taxes	-4,103	4,852	-5,084	4,835	500	-246	-4,777	-5,696	7,687	-3,032

*	In April 2004, Fixed Income, Equity and certain functions in Investment Banking were consolidated to create Global Markets. Fixed Income related and Equity related, which make up net revenue, differ in composition to Fixed Income and Equity definitions used in the past.

Domestic Retail Related Data

	FY03.3				FY04.3				FY05.3
Domestic Retail	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
Retail Foreign Currency Bond Sales (Billions of yen)	501.5	429.9	756.0	597.3	976.8	405.1	316.3	291.8	228.7	243.0	313.1	369.6

Commissions for investment trusts distribution and redemption (Billions of yen)*	12.8	6.7	7.7	7.7	9.6	10.1	12.3	15.0	14.5	9.2	12.5	13.7
Bond investment trusts commission	5.5	4.2	4.0	3.2	2.2	2.6	3.4	2.9	2.3	1.6	1.3	1.2
Stock investment trusts commission	6.0	1.8	1.3	2.6	2.6	4.9	6.6	7.4	7.6	5.0	9.1	10.0
Foreign investment trusts commission**	1.3	0.8	2.5	1.9	4.8	2.5	2.3	4.7	4.6	2.6	2.1	2.6

Domestic distribution volume of investment trusts (Trillions of yen)	3.3	2.5	3.5	2.6	3.2	3.5	3.4	3.7	3.9	3.2	3.4	3.7
Bond investment trusts	2.4	1.8	2.7	1.7	2.0	2.6	2.6	2.8	3.0	2.3	2.4	2.7
Stock investment trusts	0.5	0.3	0.2	0.3	0.3	0.4	0.4	0.5	0.5	0.5	0.7	0.7
Foreign investment trusts	0.5	0.4	0.6	0.5	0.8	0.5	0.3	0.4	0.4	0.3	0.3	0.4

	2002.6	2002.9	2002.12	2003.3	2003.6	2003.9	2003.12	2004.3	2004.6	2004.9	2004.12	2005.3
Other (Billions of yen)
Outstanding value of Long-Term Bond Investment Trust*	5,291	4,785	4,282	3,883	3,612	3,302	2,910	2,558	2,293	2,106	1,966	1,836
Outstanding value of variable annuity insurance policies	28.1	105.4	149.6	166.6	182.8	216.8	242.2	261.6	304.9	358.6	405.9	446.4

*	Nomura Securities
**	Commission during the initial and subsequent offering periods

Major Differences (Segment Data / Income Statement)

(Billions of yen)	1Q	2Q	3Q	4Q	Full Year
Total Income before Income Taxes for 3 Business Segments	67.1	22.0	38.1	47.7	175.0

Loss/gain on undesignated hedging instruments included in Net Gain on Trading	-13.0	5.3	0.9	-1.8	-8.7
Loss/gain on investment securities	0.4	5.1	1.7	0.5	7.8
Equity in losses/earnings	2.5	0.4	2.5	1.8	7.2
Corporate Items	-0.7	-1.1	1.6	4.8	4.5
Other	3.1	-2.1	-0.9	1.6	1.7

Unrealized loss/gain on investments in equity securities held for relationship purposes	9.8	-15.4	5.8	8.2	8.4
Effect of consolidation/deconsolidation of private equity investee companies	3.1	1.9	-0.4	4.2	8.9

Difference between Segments Total and Income Statement	5.4	-5.8	11.1	19.3	29.8

Income before Income Taxes	72.5	16.2	49.2	67.0	204.8

Consolidated Financial Summary (Excluding the Effect of Consolidation and Deconsolidation of Certain Private Equity Investee Companies)

(Millions of yen)

U.S. GAAP Figures

	Quarterly					Full Year
	FY2005.3 4Q	FY2004.3 4Q	FY2005.3 3Q	Y-o-Y	Q-o-Q	FY2005.3	FY2004.3	Y-o-Y
Net revenue	234,533	238,098	193,888	-1%	21%	799,190	803,103	0%
Non-interest expenses	167,563	144,604	144,696	16%	16%	594,355	520,427	14%
Income before income taxes	66,970	93,494	49,192	-28%	36%	204,835	282,676	-28%

Effect of Consolidation/Deconsolidation of Certain Private Equity Investee Companies*

	Quarterly					Full Year
	FY2005.3 4Q	FY2004.3 4Q	FY2005.3 3Q	Y-o-Y	Q-o-Q	FY2005.3	FY2004.3	Y-o-Y
Net revenue	25,032	11,838	20,764	111%	21%	81,844	18,851	334%
Non-interest expenses	20,784	9,856	21,197	111%	-2%	72,955	16,409	345%
Income before income taxes	4,247	1,982	-432	114%	—	8,889	2,442	264%

Adjusted Figures
	Quarterly					Full Year
	FY2005.3 4Q	FY2004.3 4Q	FY2005.3 3Q	Y-o-Y	Q-o-Q	FY2005.3	FY2004.3	Y-o-Y
Net revenue	209,501	226,260	173,124	-7%	21%	717,346	784,252	-9%
Non-interest expenses	146,779	134,784	123,499	9%	19%	521,400	504,018	3%
Income before income taxes	62,723	91,512	49,624	-31%	26%	195,946	280,234	-30%

(*)	Derived from reconciliation information to “Segment Information-Operating segment” section of Nomura Holdings’ unaudited consolidated “Financial Highlights—Nine months ended December 2004,” and “Financial Highlights—Year ended March 2005.”

Additional Information on Adjustments for Certain Private Equity Investee Companies (1)

■	The following 2 pages include reconciliations of amounts shown in Slide 14 to relevant U.S. GAAP amounts reported in Nomura Holdings’ consolidated income statements.

1. Fixed- and variable-type expenses

FY05.3 4Q
(Billions of yen)
Fixed-type expenses	72.7
excluding private equity investee companies	67.9
private equity investee companies	4.7
Variable-type expenses	94.9
excluding private equity investee companies	78.9
private equity investee companies	16.0
Total non-interest expenses	167.6

2. Fixed-and variable-type compensation and benefits

FY05.3 4Q
(Billions of yen)
Fixed-type compensation and benefits	42.5
excluding private equity investee companies	39.2
private equity investee companies	3.2
Variable-type compensation and benefits	34.9
excluding private equity investee companies	34.6
private equity investee companies	0.3
Total compensation and benefits	77.4

3. Asset management related Revenue for FY2005.3 4Q

No asset management-related revenue relates to private equity investee companies.

Asset management-related revenue for FY2005.3 4Q total 22.5 billion yen. This is comprised of 12.6 billion yen of asset management fees, 5.4 billion yen of administration fees, 3.2 billion yen of custodial fees, and 1.3 billion yen of bond principal/interest payment agency fees.

Additional Information on Adjustments for Certain Private Equity Investee Companies (2)

(Billions of yen)

	FY04.3 1Q	FY04.3 2Q	FY04.3 3Q	FY04.3 4Q	FY05.3 1Q	FY05.3 2Q	FY05.3 3Q	FY05.3 4Q
Compensation and benefits	65.9	67.7	61.8	63.9	65.9	64.2	67.4	77.4
Excluding private equity investee companies	65.7	67.4	61.5	62.3	64.4	62.0	64.4	73.9
Private equity investee companies	0.2	0.3	0.3	1.6	1.6	2.2	3.0	3.5

Commissions and floor brokerage	4.9	4.6	3.5	6.2	6.4	6.5	4.1	6.9
Excluding private equity investee companies	4.8	4.6	3.4	6.0	5.9	6.1	3.5	6.5
Private equity investee companies	0.1	0.0	0.1	0.1	0.5	0.4	0.5	0.4

Information processing and communications	18.9	19.5	19.2	22.5	19.3	20.1	20.4	21.6
Excluding private equity investee companies	18.9	19.5	19.1	22.4	19.2	20.1	20.2	21.4
Private equity investee companies	0.0	0.0	0.0	0.0	0.0	0.1	0.2	0.2

Occupancy and related depreciation	13.3	13.5	12.9	14.5	13.3	13.0	13.2	14.1
Excluding private equity investee companies	13.3	13.4	12.8	14.2	13.0	12.5	12.3	13.1
Private equity investee companies	0.0	0.1	0.1	0.3	0.3	0.5	0.9	1.1

Business development expenses	5.0	5.4	5.5	7.2	5.4	7.8	6.8	8.2
Excluding private equity investee companies	4.9	5.4	5.5	7.0	5.1	7.4	6.2	7.5
Private equity investee companies	0.0	0.0	0.0	0.2	0.3	0.3	0.7	0.7

Other	18.7	14.8	15.5	23.7	20.0	19.1	21.3	27.2
Excluding private equity investee companies	17.9	15.2	16.0	22.8	17.1	18.3	16.9	24.4
Private equity investee companies	0.9	-0.3	-0.5	0.9	2.9	0.8	4.4	2.8

Private equity entities cost of goods sold	2.1	1.1	1.9	6.7	11.2	9.9	11.5	12.1

Total non-interest expenses	128.8	126.7	120.3	144.6	141.5	140.6	144.7	167.6
Excluding private equity investee companies	125.5	125.5	118.3	134.7	124.7	126.4	123.5	146.8
Private equity investee companies	3.3	1.3	2.0	9.9	16.7	14.2	21.2	20.8

Additional Information on Adjustments for Certain Private Equity Investee Companies (3)

■	This page shows the impact of private equity investee companies on consolidated balance sheet

Assets	As of March 31, 2005 (Billions of yen)
Total Assets	34,489
Excluding private equity investee companies	33,484
Private equity investee companies	1,005

(NB) Private equity investee companies’ major assets (Billions of yen)
Buildings, land, equipment and facilities	445

Liabilities	As of March 31, 2005 (Billions of yen)

Total Liabilities	32,620
Excluding private equity investee companies	31,671
Private equity investee companies	949

(NB) Private equity investee companies’ major liabilities (Billions of yen)
Short-term borrowings	116
Long-term borrowings	445

Revenue (1)

(Commissions)

Quarterly
Full Year
(Billions of yen)
230
220
210
200
190
180
170
160
150
140
130
120
110
100
90
80
70
60
50
40
30
20
10
0
33.8
56.0
57.6
62.9
69.5
45.6
46.3
60.6
210.2
222.0

	FY04.3 1Q	FY04.3 2Q	FY04.3 3Q	FY04.3 4Q	FY05.3 1Q	FY05.3 2Q	FY05.3 3Q	FY05.3 4Q	FY04.3	FY05.3
Total	33.8	56.0	57.6	62.9	69.5	45.6	46.3	60.6	210.2	222.0
Other	4.5	5.6	6.5	6.6	5.1	6.4	5.9	6.7	23.2	24.1
Commissions for distribution of investment trusts	7.2	8.2	10.9	11.1	12.1	7.3	10.5	11.7	37.3	41.7
Other commissions	3.1	2.6	1.5	5.0	3.1	2.9	2.9	4.2	12.2	13.0
Stock brokerage commissions (other)	6.8	13.4	13.1	12.1	12.6	9.1	7.7	10.7	45.4	40.2
Stock brokerage commissions (Domestic Retail)	12.1	26.2	25.6	28.2	36.5	19.9	19.3	27.3	92.1	103.0

Revenue (2)

(Fees from Investment Banking)

Revenue (3)

(Asset Management and Portfolio Service Fees)

Quarterly
Full Year
(Billions of yen)
80
75
70
65
60
55
50
45
40
35
30
25
20
15
10
5
0
13.7
17.0
16.8
18.6
18.2
19.8
19.3
21.1
66.2
78.5

	FY04.3 1Q	FY04.3 2Q	FY04.3 3Q	FY04.3 4Q	FY05.3 1Q	FY05.3 2Q	FY05.3 3Q	FY05.3 4Q	FY04.3	FY05.3
Total	13.7	17.0	16.8	18.6	18.2	19.8	19.3	21.1	66.2	78.5
Custodial fees	2.4	2.6	2.5	2.5	2.7	2.7	2.6	3.2	9.9	11.3
Administration fees	1.9	3.6	2.5	4.1	2.9	4.7	3.1	5.4	12.1	16.1
Asset management fees	9.4	10.8	11.8	12.1	12.5	12.4	13.6	12.6	44.2	51.1

Revenue (4)

(Net Gain on Trading / Net Interest Revenue)

Quarterly
Full Year
(Billions of yen)
360
340
320
300
280
260
240
220
200
180
160
140
120
100
80
60
40
20
0
-20
113.9
99.5
42.8
86.4
74.6
50.1
74.7
84.4
342.6
283.8

	FY04.3 1Q	FY04.3 2Q	FY04.3 3Q	FY04.3 4Q	FY05.3 1Q	FY05.3 2Q	FY05.3 3Q	FY05.3 4Q	FY04.3	FY05.3
Total	113.9	99.5	42.8	86.4	74.6	50.1	74.7	84.4	342.6	283.8
Net interest revenue	34.1	25.1	11.1	30.0	20.5	29.1	22.2	2.5	100.4	74.3
Equity	20.1	32.8	6.2	16.2	30.0	-1.7	17.8	30.7	75.2	76.8
Gain on private equity investment/merchant banking trading	-0.6	8.3	-1.5	8.4	3.4	-1.8	-1.9	12.0	14.7	11.8
Bonds and other	60.3	33.2	27.0	31.8	20.7	24.4	36.6	39.1	152.3	120.9

Client Assets (Trillions of yen)

Nomura Securities

	Jun. 03	Sep. 03	Dec. 03	Mar. 04	Jun. 04	Sep. 04	Dec. 04	Mar. 05
Equities	24.8	28.7	30.3	35.9	37.2	34.9	39.2	40.0
Bonds	17.9	18.4	17.5	17.3	17.3	18.3	18.2	19.2
Stock investment trusts	2.6	2.8	3.1	3.3	3.5	3.4	3.7	3.9
Bond investment trusts	6.3	6.2	5.8	5.6	5.3	4.9	4.8	4.9
Overseas mutual funds	1.3	1.4	1.5	1.6	1.7	1.9	1.9	2.0
Other	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Total	52.9	57.6	58.2	63.8	65.0	63.5	67.9	70.0

Client Assets(Domestic Retail, excluding financials)

	Jun. 03	Sep. 03	Dec. 03	Mar. 04	Jun.04	Sep.04	Dec.04	Mar.05
Equities	11.1	12.8	13.7	16.0	16.9	15.9	18.5	19.1
Foreign Bonds	3.9	3.7	3.8	3.7	3.6	3.8	3.6	3.7
Domestic Bonds	5.1	5.3	5.7	6.1	6.5	7.0	7.2	7.5
Stock investment trusts	2.2	2.4	2.5	2.7	2.7	2.6	2.8	2.9
Bond investment trusts	5.7	5.6	5.2	5.0	4.7	4.4	4.2	4.3
Overseas Mutual Funds	1.1	1.2	1.3	1.4	1.5	1.7	1.7	1.8
Other	0.2	0.3	0.3	0.3	0.4	0.4	0.5	0.5

Total	29.3	31.3	32.5	35.2	36.2	35.6	38.5	39.8

•	As of the end of March 2005, client assets (Domestic Retail, including financials) totaled 45.6 trillion yen (44.1 trillion yen at end of December 2004)

Number of Accounts

Nomura Home Trade (online trading accounts)    (Thousands of accounts)

	Jun.03	Sep.03	Dec.03	Mar.04	Jun.04	Sep.04	Dec.04	Mar.05
	1,168	1,215	1,290	1,367	1,452	1,533	1,651	1,716

IT Share

	FY04.3 1Q	2Q	3Q	4Q	FY05.3 1Q	2Q	3Q	4Q
No. of orders	45%	46%	46%	49%	49%	51%	50%	51%
Transaction value	21%	21%	21%	23%	23%	25%	23%	24%

Nomura Cash Management Service (Thousands of accounts)

	Jun.03	Sep.03	Dec.03	Mar.04	Jun.04	Sep.04	Dec.04	Mar.05
	3,145	3,195	3,285	3,347	3,413	3,479	3,666	3,708

Equity Holding Accounts (Thousands of accounts)

	Jun.03	Sep.03	Dec.03	Mar.04	Jun.04	Sep. 04	Dec.04	Mar.05
	1,308	1,323	1,349	1,369	1,394	1,446	1,659	1,668

New Accounts (individual, monthly average) (Thousands of accounts)

	FY04.3 1Q	2Q	3Q	4Q	FY05.3 1Q	2Q	3Q	4Q
	16	21	24	26	27	28	65	22

Secondary Market Share Data

(Market unit : Trillions of yen)

Individual Equity Agency Transactions Share (monthly average)

	FY04.3 1Q	2Q	3Q	4Q	Full Year	FY05.3 1Q	2Q	3Q	4Q	Full Year
Market	5.0	9.1	9.8	11.4	8.8	13.9	10.0	9.9	14.4	12.1
Nomura’s share	8%	10%	9%	10%	10%	10%	7%	8%	8%	8%

Off-floor/Off-exchange Equity Trading Share

	FY04.3 1Q	2Q	3Q	4Q	Full Year	FY05.3 1Q	2Q	3Q	4Q	Full Year
Off-floor market	3.5	4.9	4.3	6.6	19.3	5.7	4.2	4.7	6.5	21.1
Off-exchange	8.1	9.1	6.8	7.9	31.9	9.3	7.5	7.2	9.3	33.2
Nomura’s share	15%	16%	17%	15%	16%	18%	16%	16%	17%	17%

JGB Auction Share

	FY04.3 1Q	2Q	3Q	4Q	Full Year	FY05.3 1Q	2Q	3Q	4Q	Full Year
Market	18.4	18.7	18.1	19.2	74.4	19.4	20.3	19.9	20.7	80.1
Nomura’s share	14%	17%	12%	19%	16%	16%	15%	25%	17%	18%

Secondary Bond Trading

	FY04.3 1Q	2Q	3Q	4Q	Full Year	FY05.3 1Q	2Q	3Q	4Q	Full Year
Market	321	326	281	308	1,235	368	350	324	318	1,361
Nomura’s share	18%	16%	16%	15%	16%	14%	17%	15%	13%	15%

Primary Market Share Data (Value Base)

Japanese IPO

	FY04.3 03.4-6	03.4-9	03.4-12	03.4-04.3	FY05.3 04.4-6	04.4-9	04.4-12	04.4-05.3
Nomura’s share	5%	10%	26%	27%	45%	42%	36%	32%

Japanese PO

	FY04.3 03.4-6	03.4-9	03.4-12	03.4-04.3	FY05.3 04.4-6	04.4-9	04.4-12	04.4-05.3
Nomura’s share	37%	58%	39%	33%	17%	26%	26%	25%

Convertible Bonds

	FY04.3 03.4-6	03.4-9	03.4-12	03.4-04.3	FY05.3 04.4-6	04.4-9	04.4-12	04.4-05.3
Nomura’s share	9%	14%	26%	28%	21%	20%	18%	19%

Global and Euro Yen Bonds

	FY04.3 03.4-6	03.4-9	03.4-12	03.4-04.3	FY05.3 04.4-6	04.4-9	04.4-12	04.4-05.3
Nomura’s share	37%	40%	35%	31%	24%	23%	29%	23%

Straight Bonds, Lead Manager (excl. self-funding)

	FY04.3 03.4-6	03.4-9	03.4-12	03.4-04.3	FY05.3 04.4-6	04.4-9	04.4-12	04.4-05.3
Nomura’s share	22%	22%	20%	19%	17%	18%	18%	17%

Source: Thomson Financial

League Tables

Global Equity & Equity-related (Japan)

		April 1, 2004 - March 31, 2005
Rank	Bookrunner	Proceeds (US$ mil.)	Mkt. Share	No of Issues
1	Nomura	13,570.8	24.9%	135
2	Daiwa Securities SMBC	10,402.6	19.1%	121
3	Citigroup	9,291.3	17.1%	70
4	Mizuho Financial Group	4,290.8	7.9%	50
5	Morgan Stanley	2,660.9	4.9%	5
6	UBS	2,451.5	4.5%	7
7	Glodman Sachs Group	2,196.2	4.0%	8
8	Mitsubishi Tokyo Financial Group	1,924.8	3.5%	28
9	Merrill Lynch & Co., Inc.	1,859.2	3.4%	5
10	JP Morgan	1,441.1	2.7%	3

Global & Euro Yen Bonds

		April 1, 2004 - March 31, 2005
Rank	Bookrunner	Proceeds (US$ mil.)	Mkt. Share	No of Issues
1	Nomura	604,499.0	23.1%	27
2	Citigroup	458,526.4	17.5%	41
3	Merrill Lynch & Co., Inc.	344,444.7	13.2%	7
4	Deutsche Bank AG	252,675.0	9.7%	22
5	Daiwa Securities SMBC	219,377.3	8.4%	19
6	Lehman Brothers	117,587.9	4.5%	5
7	Morgan Stanley	112,622.8	4.3%	9
8	Barclays Capital	110,620.0	4.2%	7
9	UBS	98,625.8	3.8%	4
10	Mizuho Financial Group	80,790.8	3.1%	6

Any Japanese Involvement Financial Advisors

	Announced deals, value base
		April 1, 2004 -March 31, 2005
Rank	Advisor	Rank Value (US$ mil.)	Mkt. Share	No of Deals
1	Nomura	65,347.3	45.3%	132
2	Mitsubishi Tokyo Financial Group	54,574.2	37.8%	80
3	Merrill Lynch & Co., Inc.	52,947.2	36.7%	41
4	JP Morgan	47,402.3	32.9%	15
5	Morgan Stanley	46,315.8	32.1%	17
6	Lazard	41,645.4	28.9%	11
7	Daiwa Securities SMBC	14,467.7	10.0%	105
8	Credit Suisse First Boston LLC	13,119.3	9.1%	7
9	Mizuho Financial Group	12,809.3	8.9%	112
10	Goldman Sachs Group	12,035.1	8.3%	17

Straight Bonds Bookrunner (excluding self-funding)

		April 1, 2004 - March 31, 2005
Rank	Bookrunner	Proceeds (Mil. yen)	Mkt. Share	No of Issues
1	Daiwa Securities SMBC	2,014,752	24.0%	113
2	Nomura	1,421,375	16.9%	113
3	Mizuho Securities	1,257,637	15.0%	95
4	Nikko Citigroup Ltd.	1,061,203	12.6%	79
5	Mitsubishi Securities	1,020,407	12.1%	54
6	Goldman Sachs Group	433,360	5.2%	30
7	Morgan Stanley	260,586	3.1%	19
8	UFJ Tsubasa Securities	244,980	2.9%	22
9	Merrill Lynch & Co., Inc.	168,137	2.0%	15
10	Shinko Securities	110,490	1.3%	11

Source: Thomson Financial

Assets Under Management (Nomura Asset Management / NCRAM)

Nomura Asset Management (Trillions of yen)

	Jun.03	Sep.03	Dec.03	Mar.04	Jun.04	Sep.04	Dec.04	Mar.05
Stock investment trusts	3.5	4.3	4.3	4.5	4.6	4.1	4.4	4.4
Bond investment trusts	7.0	7.0	6.6	6.3	6.0	5.7	5.6	5.6
Non-public investment trusts	0.3	0.3	0.4	0.4	0.5	0.6	0.8	0.8
Investment advisory (domestic)	2.9	2.9	2.9	3.0	3.1	3.0	3.1	3.2
Investment advisory (overseas)	0.8	0.9	1.1	1.4	1.5	1.6	1.8	2.0

Total	14.5	15.4	15.2	15.7	15.7	15.1	15.7	16.0
NCRAM (US$ Billions)
	Jun.03	Sep.03	Dec.03	Mar.04	Jun.04	Sep.04	Dec.04	Mar.05
Total	5.3	5.8	6.5	7.7	8.0	8.9	9.9	10.7

Value at Risk (Consolidated)

■ Definition	From Apr. 1, 2004 to Mar. 31, 2005

➢ 99% confidence level	Maximum:	10.7 billion yen

➢ 1-day time horizon for out trading portfolio	Minimum:	3.5 billion yen

➢ Inter-product price fluctuations considered	Average:	4.8 billion yen

	(Billions of yen)
End of quarter	Jun.03	Sep.03	Dec.03	Mar.04	Jun.04	Sep.04	Dec.04	Mar.05
Equity	2.1	2.3	2.9	3.3	3.0	5.6	2.9	3.0
Interest Rate	2.5	2.4	2.5	2.0	2.8	2.6	3.1	2.8
Foreign Exchange	0.3	0.3	0.3	0.5	0.4	0.3	0.6	0.7

Sub-total	4.9	4.9	5.7	5.8	6.3	8.5	6.5	6.5
Diversification Benefit	(1.5)	(1.3)	(1.8)	(1.9)	(2.2)	(2.3)	(2.2)	(2.4)

VaR	3.4	3.6	3.8	3.9	4.0	6.1	4.3	4.1

Number of Employees

	Jun. 03	Sep. 03	Dec. 03	Mar. 04	Jun. 04	Sep. 04	Dec. 04	Mar. 05
Asia/Oceania	622	646	652	655	668	684	704	718
Americas	821	843	852	866	914	935	968	1,026
Europe	1,439	1,372	1,439	1,403	1,407	1,458	1,499	1,535
Japan (FA, SA)	1,960	1,901	1,909	1,915	1,985	1,922	1,940	1,875
Japan (excluding FA, SA)*	9,561	9,435	9,316	9,148	9,430	9,424	9,326	9,190

Total	14,403	14,197	14,168	13,987	14,404	14,423	14,437	14,344

*	Excludes the effects of the consolidation/deconsolidation of certain private equity investee companies.